Filed pursuant to Rule 424(b)(3)

Registration No. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED DECEMBER 21, 2005

TO THE PROSPECTUS DATED NOVEMBER 10, 2005

This document supplements, and should be read in conjunction with, our prospectus dated November 10, 2005 relating to our follow-on offering of 300,600,000 shares of common stock, as supplemented by supplement no. 1 dated November 16, 2005 and supplement no. 2 dated December 9, 2005. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million -share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 193.5 million shares in our initial public offering.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. As of December 16, 2005, we had received gross offering proceeds of approximately $14.3 million from the sale of approximately 1.4 million shares in our follow-on offering.

As of December 16, 2005, we had received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 194.9 million shares in all of our public offerings. After incurring approximately $38.9 million in acquisition fees, approximately $185.1 million in selling commissions and dealer manager fees, approximately $31.2 million in other organization and offering expenses, and funding common stock redemptions of approximately $15.1 million pursuant to the share redemption program, as of December 16, 2005, we had raised aggregate net offering proceeds available for investment in properties of approximately $1.7 billion out of which approximately $1.4 billion had been invested in real estate properties and approximately $288.7 million remained available for investment in real estate properties.

Acquisition of 5 Houston Center Building

On December 20, 2005, we purchased a 27-story office building containing approximately 581,000 rentable square feet (the “5 Houston Center Building”) from Crescent 5 Houston Center, L.P. (the “Seller”), which is not affiliated with us or Wells Capital, Inc. The building is located on approximately 1.43 acres of land located at 1401 McKinney Street in Houston, Texas.

The purchase price of the 5 Houston Center Building was approximately $166.0 million, plus closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and the assumption of a $90.0 million fixed rate loan (the “Archon Loan”) secured by the 5 Houston Center Building in favor of Archon Financial. The Archon Loan requires monthly interest payments of approximately $0.4 million and matures on October 1, 2008. The annual interest rate of the Archon Loan is 5.001%. We may prepay the Archon Loan in full any time after October 2, 2006. If the prepayment occurs any time prior to June 1, 2008, the prepayment must be accompanied by a Yield Maintenance Premium payment, which is equal to the excess of i) the sum of the respective present values, computed as of the prepayment date, of the remaining scheduled payments of principal and interest discounted at the Treasury Constant Yield over ii) the outstanding principal balance of the Archon Loan as of the date immediately prior to such prepayment.

The 5 Houston Center Building, which was completed in 2002, is leased to Ernst and Young U.S. L.L.P. (“Ernst & Young”) (approximately 26%), Jackson Walker L.L.P. (“Jackson Walker”) (approximately 12%), Jenkens and Gilchrist, P.C. (“Jenkins & Gilchrist”) (approximately 10%), Capgemini U.S. L.L.P. (“Capgemini U.S.”) (approximately 8%) and various other office and retail tenants (approximately 40%). Approximately 4% of the 5 Houston Center Building is currently vacant.

Ernst & Young is the U.S. arm of Ernst & Young International, one of the Big Four accounting firms. Ernst & Young International, which has approximately 103,000 employees, provides audit, tax and transaction services to public and private companies in a wide variety of industries. Jackson Walker, a Texas-based law firm with seven offices and over 300 attorneys, represents clients in such areas as corporate and securities, litigation, intellectual property, health care, labor and employment, legislative, and regulatory, real estate, and international law. Jenkens & Gilchrist, which has over 300 attorneys in eight offices throughout the U.S., provides legal counsel in more than 20 areas of practice to industries and business leaders around the world. Capgemini U.S., which oversees the North American operations of Paris-based consulting firm Capgemini, offers management and information technology consulting services, systems integration, technology development design and outsourcing services through offices in 24 states. Capgemini U.S., which employs approximately 8,900 people, serves clients in a variety of industries, including automotive, energy and utilities, financial services, high-tech, manufacturing and transportation.

The current aggregate annual base rent for Ernst & Young, Jackson Walker, Jenkins & Gilchrist, Capgemini U.S. and the other 15 tenants of the 5 Houston Center Building is approximately $11.6 million. The current weighted-average remaining lease term for Ernst & Young, Jackson Walker, Jenkins & Gilchrist, Capgemini U.S. and the other 15 tenants of the 5 Houston Center Building is approximately seven years. Ernst & Young has the right, at its option, to extend the initial term of its lease for three additional three to five-year periods. Jackson Walker has the right, at its option, to extend the initial term of its lease for an additional 20 years in increments of five or ten years. Jenkens & Gilchrist has the right, at its option, to extend the initial term of its lease for two additional five-year periods. Capgemini U.S. has the right, at its option, to extend the initial term of its lease for two additional three to five-year periods. Jackson Walker has a one-time option to terminate a portion of its space of up to one full floor, approximately 30,000 rentable square feet, effective October 1, 2008 for a termination fee equal to the sum of four months of its then monthly rent plus unamortized leasing costs associated with the terminated space. Capgemini U.S. has a one-time option to terminate its lease agreement effective October 1, 2007 for a termination fee equal to seven months of its then monthly rent.

We do not intend to make significant renovations or improvements to the 5 Houston Center Building. We believe that the 5 Houston Center Building is adequately insured.

Indebtedness

As of December 20, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 26%. As of December 20, 2005, total indebtedness was approximately $599.5 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $259.1 million in capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 10, 2005, supplement no. 1 dated November 16, 2005, supplement no. 2 dated December 9, 2005 and supplement no. 3 dated December 21, 2005.

Supplement no. 1 includes:

•	status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	our unaudited financial statements as of and for the nine months ended September 30, 2005.

Supplement no. 2 includes:

•	status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Supplement no. 3 includes:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.